As filed with the Securities and Exchange Commission on January 10, 2002
                           Registration No. 333-46666



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 2
                     TO THE FORM SB-2 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                          BIOQUEST INTERNATIONAL, INC.

             (Exact name of registrant as specified in its charter)

Virginia                                                     7375                                                54-1965777
--------                                                     ----                                                ----------
(Primary Standard                                     (Primary Standard                                       (IRS Employer
Industrial Classification                         Industrial Classification                                  Identification
("SIC") Number)                                        ("SIC") Number)                                              Number)


                     ---------------------------------------
                             11217 Silverleaf Drive
                         Fairfax Station, Virginia 22039
                                 (703) 764-4464
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive office)
   ---------------------------------------------------------------------------

                                    Copy To:
                              Carl N. Duncan, Esq.
                              5718 Tanglewood Drive
                            Bethesda, Maryland 20817
                                 (301) 263-0200

        Approximate date of commencement of proposed sale to the public:
             As soon as practicable after the effective date of the
                             Registration Statement

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
                       1933, check the following box: [x].











The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file an amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 27. Index to Exhibits
 *3.1.1  Certificate of Incorporation of Registrant.
 *3.1.2  Articles of Amendment to the Certificate of Incorporation
   *3.2  Bylaws of Registrant
   *3.3  Form of Stock Certificate
   *3.4  Subscription Agreement and Power of Attorney. (No longer applicable.)
   *5.1  Opinion of Counsel as to the legality of the shares.
  *10.1  Employment Agreement between Registrant and Pete Ewens.
  *10.2  Employment Agreement between Registrant and Roger Miller.
  *10.3  Employment Agreement between Registrant and Dr. James Chappell.
  *10.4  Employment Agreement between Registrant and Nicole Shoong.
  *10.5  Technology Leasing Agreement between Registrant and MainStreetIPO.com, Inc.
  *10.6  Professional Services Agreement between Registrant and Vertical Solutions.
  *10.7  Dynamic Web Site Development Letter of Agreement between Registrant and Kirk Cizerle.
  *10.8  Letter of Agreement between Registrant and Tani Hurley Public Relations.
  *10.9  Letter of Agreement between Registrant and Alexander Creative Consulting, Inc.
  *10.10 Agreement of Purchase and Sale and Deposit Receipt between Registrant and Hastings Investment Limited. (No longer applicable.)
  *10.11 Engagement Agreement between Registrant and Ray Stewart, Esq.
  *10.12 Engagement Agreement between Registrant and Duncan, Blum and Associates.
  *10.13 Warrant Agreement between Registrant and Duncan, Blum & Associates.
  *10.14 Dutch Auction Bid Process Website (attached to the prospectus as Appendix II).
  *10.15 Technology Leasing Agreement (December 15, 2000) between Registrant and MainStreetIPO.com, Inc.
  *10.16 American Stock Exchange Listing Application and Associated Exhibits. (No longer applicable.)
  *10.17 Escrow Agreement  between  Registrant and The American Pacific Bank
         (reflecting  $14,000,000  maximum offering and restrictions on Service Agent role).
  *10.18 Audit Agreement between Registrant and DeLap White Caldwell & Croy, LLP.
  *10.19 Bat-Out-Of-Health Website "Screenshots."  (No longer applicable.)
  *10.20             Transfer Agent Agreement between and Registrant and TransferOnline, Inc.
  *10.21 Media Agency Service Agreement between Registrant and Mediasmith, Inc.
  *10.22 Programming/Consulting Services Agreement between Registrant and FigLeaf Software, Inc.
  *10.23 Website Development Agreement between Registrant and ccplanet.com, Inc. D/B/A ccgenesis.
  *10.24 Final Supplemental Solicitation Materials.
  *10.25 Investor and Public Relations Agreement between Registrant and Adam Friedman Associates.
  *10.26 Revised Form of Promotional Shares Lock-In Agreement Relating to Registrant's Principals.
  *10.27 Adoption and Ratification Agreement between Registrant, Joseph Salvani and Globalitronix, Inc.
   10.28 additional Supplemental Solicitation Materials
   23.1  Consent of Counsel (Duncan, Blum & Associates).
  *23.2  Consent of Auditors (Hill, Barth & King LLC).

*These exhibits were filed in the September 26, 2000 Registration Statement and/or Pre-Effective Amendments No. 1, 2, 3,4, 5, 6, 7, 8 and/or 9 and Post-Effective Amendment No 1 respectively filed March 22, May 16, July 26, August 2 and 27, September 14 and 27 and October 16, 2001, October 23, 2001 and November 28, 2001. Since no changes have occurred and/or are material, these exhibits are not being re-filed and are hereby incorporated by reference.


                                     SB-2-1

                                 EXHIBIT 10.28
                               TABLE OF CONTENTS

Descriptive Title                                                       Page
-----------------                                                       ----

I.  VIRTUAL ROADSHOW

        VIRTUAL ROADSHOW PRESENTATION SLIDES...............................3
        SCRIPT OF AUDIO TO ACCOMPANY ROADSHOW PRESENTATION................19

II.  TO INVESTORS & MEDIA

        DRAFT COVER LETTER/EMAIL TO POTENTIAL INVESTORS...................27
        BIOQUEST COMPANY FACT SHEET.......................................29
        INVESTOR Q&A......................................................31
        BIZ CARD CD ROM PRESENTATION CD...................................34

        MEDIA RESPONSE Q&A................................................47

III.  ONLINE

        BIOQUESTIPO.COM HOMEPAGE..........................................51
        TEXT OF LINKS TO ADVERTISING WEBSITES.............................53

                           VIRTUAL ROADSHOW
                           ----------------

                            [BioQuest Logo Graphic]


                      BioQuest International - An Overview

[BioQuest Logo Graphic]


                                TABLE OF CONTENTS

        o   Market Overview
        o   About BioQuest
        o   Subsidiary Companies
        o   Management Team
        o   IPO Strategy
        o   Investment Considerations

[BioQuest Logo Graphic]

                              CAUTIONARY STATEMENT

As is true of all offerings, the BioQuest IPO prospectus discloses its material risk factors. We urge you to review "Risk Factors" on pages 4-8 of the prospectus, including the following:

o Our ability to continue as a going concern depends on this offering being successful;

o Amount of proceeds from this offering is dependent upon outcome of the Dutch auction process; we have flexibility in allocating net proceeds;

o Distribution of our shares without an underwriter could result in a poor after-market for our shares;

o    Arbitrary offering price of shares;

o    Immediate and substantial dilution of book value per common shares;

o Management control and conflicts may be adverse to other shareholders' interests; no independent directors;

o    No asset purchase agreements;

o    Unregulated status; insurability; and

o    Unproven acceptance of our products and services.

This document contains forward-looking statements that involve a number of risks and uncertain ties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions.

[BioQuest Logo Graphic]

                               WHAT OUR PLAN IS ...

BioQuest International is conducting the first self-underwritten Direct Public Offering (DPO) using the Dutch Auction process over the Internet. In the Dutch Auction process, bidding for shares takes place over a period of time, with a set minimum and maximum price. When sufficient bids have been received, the actual purchase price is determined by the lowest price at which all shares offered have been allocated. Then, all successful bidders receive their shares at that price within 120 days of the auction closing.

[BioQuest Logo Graphic]

                  ALTERNATIVE MEDICINE: A GROWTH OPPORTUNITY

     CURRENTLY THERE EXISTS AN OPPORTUNITY TO FILL THE NEED FOR A PROVIDER OF COMPREHENSIVE INFORMATION, RESOURCES AND SERVICES ON MEDICAL ALTERNATIVES.

     o 7 in 10 people under age 40 have tried alternative or complementary care.
     o    $30 billion a year industry.
     o    One of the fastest growing segments of the healthcare industry.
     o 45% of all Americans take vitamins, supplements, herbal products or dietary aids on a daily basis.

                                                  Source: Harvard Medical School

[BioQuest Logo Graphic]

                      ABOUT BIOQUEST INTERNATIONAL

     o Founded 1999 in order to capitalize on the need for a one-stop source for alternative/integrative medicine.

     o Goal is to be the most comprehensive source of information, resources and services on medical alternatives for consumers.

     o Through development of various subsidiary companies, BioQuest hopes to fulfill this need in the marketplace.

[BioQuest Logo Graphic]

                      ABOUT BIOQUEST INTERNATIONAL

     BIOQUEST'S SUBSIDIARY BUSINESSES ARE DESIGNED TO INCLUDE:

     o    BioQuest Centre for Natural and Integrative Medicine
     o    www.Batoutofhealth.com
     o    BioQuest Seminar Program
     o    BioQuest Media Resources Group
     o    BioQuest International Health Foundation

          o (May actually be established as separate non-profit business entity for legal and tax purposes)

[BioQuest Logo Graphic]

                          BIOQUEST SUBSIDIARY COMPANIES

              BIOQUEST CENTRE FOR NATURAL AND INTEGRATIVE MEDICINE

     o Dedicated to the administration of efficacious, natural and integrative treatment of patients from around the world

     o Starting in 2002, the Antigua-based facility will house a treatment clinic offering outpatient services, a limited number of inpatient rooms and a state-of-the-art research center.

[BioQuest Logo Graphic]

                      BIOQUEST SUBSIDIARY COMPANIES

    WWW.BATOUTOFHEALTH.COM

     o Designed to become the most comprehensive Internet portal within the field of alternative medicine.
     o Source for medical practitioners, consumers and companies seeking information, education, research, products and services.
     o Focus on providing information on preventative therapies that can avert disease through a combination of natural treatments.

[BioQuest Logo Graphic]

                      BIOQUEST SUBSIDIARY COMPANIES

BIOQUEST SEMINAR PROGRAM

o Provide a grass-roots approach to educating the public about ways in which they can increase their overall state of health and well being.

BIOQUEST MEDIA RESUORCES GROUP

o Support each BioQuest subsidiary through the use of and promotion through traditional media and new media resources.

BIOQUEST INTERNATIONAL HEALTH FOUNDATION

o To channel charitable contributions, grants and funding into the research of new treatment protocols.

     - (May actually be established as separate non-profit business entity for legal and tax purposes)

[BioQuest Logo Graphic]

                        MANAGEMENT TEAM

PETER EWENS -                                CEO and President

ROGER MILLER, CPA -                          Treasurer

Dr. JAMES CHAPPELL, D.C, N.D.,Ph. D., M.H. - Vice President of Medical and
                                             Scientific technology

NICOLE SHOONG,                               President of BioQuest Media
                                             Resources Group

[BioQuest Logo Graphic]

                      BIOQUEST DPO STRATEGY

BIOQUEST INTERNATIONAL IS CONDUCTING THE FIRST EVER SELF-UNDERWRITTEN DIRECT PUBLIC OFFERING (DPO) USING THE DUTCH AUCTION PROCESS OVER THE INTERNET.

     -  Offer of 1 million shares on an all-or-nothing basis

     -  Minimum bid price at $10.00 and the maximum at $14.00

     - Shares are expected to be listed on the NASDAQ Bulletin Board following the close and audit of the auction

     - No Minimum purchases requirement for number of shares; maximum purchase of 10% (100,000 shares) of the 1,000,000 share offering

[BioQuest Logo Graphic]

                      BIOQUEST DPO STRATEGY

     - Prospectus is available online at www.bioquestipo.com or request a hard copy sent by mail through the Contact Us section

     - Offering will remain open as long as bids demonstrate an upward trend and 120 days have not elapsed since the commencement of the offering.

     - Payment for the shares can be made in two ways: send a certified check of money order for the amount due or wire funds directly from your bank or brokerage account.

[BioQuest Logo Graphic]

                      BIOQUEST DPO STRATEGY

     - Bids can be canceled at anytime prior to the closing of the auction by going to the "My Bids" section of the website, clicking on the company's name beside the bid's Unique Bid Number and following the prompt instructions to cancel bid

     - If Investors are outbid or if the offering is not successful then all monies will be reimbursed by check from the Escrow Agent within two weeks of the close of the auction or withdrawal of the offering.

[BioQuest Logo Graphic]

                      INVESTMENT CONSIDERATIONS

     o Fills a major void in the marketplace by serving as the most comprehensive source of information resources and services on medical alternatives for the consumer.

     o Large consumer base/market size exists with over 80 million baby boomers in the U.S alone, a segment of the population which is increasingly exploring alternative medicine.

     o We appreciate your consideration and welcome your questions and comments. [info@bioquestipo.com]

                           VIRTUAL ROADSHOW - SCRIPT
                           -------------------------

SLIDE 1.  BIOQUEST INTERNATIONAL - AN OVERVIEW
Hello my name is Peter Ewens. I am the President and CEO of BioQuest International and today I'd like to present to you, a unique investment opportunity in a company which is destined to be the lead wagon heading into the new frontier of health care.

Two years ago I sold my interest in a food manufacturing company that I had started and built, and as I approached the age of 50, began to wrestle with the issue of: what next? My previous four companies in computer education, video games and food manufacturing, while all very successful, seemed to lack the passion I was in search of. I also wanted to combine my prior medical training and experience with my 25 years of study and personal practice of natural healing and alternative medicine, with all of my experiences in building companies, and most importantly in building brands.

I
then began a two-year process of market research and strategic business planning. Once this process was completed, we gave birth to this divinely guided vision called BioQuest. As it is developed, BioQuest will provide Consumers and Practitioners alike, the most comprehensive source of information, education, research, products and services through the employment of an integrative approach using natural holistic and alternative means.

Our focus with both practitioners and consumers alike, will be evenly divided between those of you who are seeking to learn a better way of increasing your personal sense of well being and averting disease, and those of you who are currently suffering from diseases of all kinds and are praying for an alternative cure, perhaps because conventional medicine has failed you.

SLIDE 2. TABLE OF CONTENTS
I am pleased to introduce you to BioQuest International. In the next several minutes I want to share the following areas with you: I want to talk a little bit about the market overview, talk to you about BioQuest, our company mission, and how we plan to execute our business plan. I'll then talk about the subsidiary companies involved in BioQuest. I will introduce you to the management team, get into some detail about our Initial Public Offering strategy, and finish with highlighting of the key investment considerations.

SLIDE 3. CAUTIONARY STATEMENT As is true of all offerings, the BioQuest IPO prospectus discloses its material risk factors. We urge you to review "Risk Factors" on pages 4-8 of the prospectus, including the following:

o Our ability to continue as a going concern depends on this offering being successful;

o Amount of proceeds from this offering is dependent upon outcome of the Dutch auction process; we have flexibility in allocating net proceeds;

o Distribution of our shares without an underwriter could result in a poor after-market for our shares;

o    Arbitrary offering price of shares;

o    Immediate and substantial dilution of book value per common shares;

o Management control and conflicts may be adverse to other shareholders' interests; no independent directors;

o    No asset purchase agreements;

o Unregulated status; insurability; and Unproven acceptance of our products and services.

SLIDE 4. WHAT OUR PLAN IS...
BioQuest International is conducting the first self-underwritten Direct Public Offering, using the Dutch Auction process over the Internet. In the Dutch Auction process, bidding for shares takes place over a period of time, with a set minimum and a maximum price. When sufficient bids have been received, the actual purchase price is determined by the lowest price at which al shares offered have been allocated. Then, all successful bidders receive their shares at that price within 120 days of the auction closing. This offering will give BioQuest the capital needed to execute its business plan.

SLIDE 5. ALTERNATIVE MEDICINE: A GROWTH OPPORTUNITY
After performing extensive research in the alternative medical industry we found what we considered to be a tremendous void in the marketplace which could be filled by a company that was willing and capable of establishing a solid community as its foundation and then building a brand as its structure. In doing so we would have access to nearly 200 million people in the U.S. alone, which include over 80 million baby boomers. Today alternative medicine is certainly one of the fastest growing segments in the healthcare industry. And roughly 70% percent of the people under the age 40 have tried some form of alternative or complimentary care, and that number continues to grow each year.

SLIDE 6. ABOUT BIOQUEST INTERNATIONAL
When we began building out our business model we kept community at the fore front of everything we did. Personally I kept the Sears model in front of me the whole time which I believe exemplifies the establishment of strong community and branding. I grew up in a small town in the mid-west. Every small town had a

Sears store. A smaller store by far, than the mega stores we see today in the malls. But the Sears store was there as a community fixture. Behind it was the constant support of media advertising. And when you needed a stove, a refrigerator or a vacuum, you had the immediate access to the Sears store and readily knew the strength of the Sears brand, and that they would stand behind their products in every way.

We knew that BioQuest also would have to develop a multifaceted approach to reaching people, using all media resources.

Through the development of our various subsidiary companies, BioQuest plans to fill this void in the marketplace, and to begin the establishment of a strong community and the building of the BioQuest brand.

SLIDE 7. ABOUT BIOQUEST INTERNATIONAL
BioQuest's current structure includes these subsidiary businesses: The BioQuest Centre for Natural and Alternative Medicine, www. Batoutofhealth.com, the BioQuest Seminar Program, BioQuest Media Resources Group, and soon to be established the BioQuest International Health Foundation. It is imperative to note that a portion of the Use Of Proceeds from the IPO will be used to acquire synergistic companies.

The reason we have established these various subsidiaries to reside within each of the media venues is so that we reach people in every conceivable way in their daily lives. As an example, the batoutofhealth site is designed to become the Internet portal for integrative and alternative medicine. The Seminar program is our grass roots program designed to reach people at a grass roots or community level. It is structured both for people who want to learn about what they can do to develop better and healthier living habits, as well as people whose health has been compromised and they are looking for ways to deal directly with it. It will also provide continuing education programs for practitioners.
The Media Resources group will focus its energy in many areas, including newspaper, newsletters, television, cable, radio, and infomercials as well.

SLIDE 8. BIOQUEST SUBSIDIARY COMPANIES
The BioQuest Centre for Natural and Integrative Medicine will simply be the first fully integrated medical center, we believe, any where in the world. The

Centre is dedicated to the administration of efficacious natural and integrative treatment protocols, treating patients with all types of diseases, from throughout the world. In simple terms integrative means that we will take a look at the whole patient and not just the symptoms of that patients. We will examine each patient from all angles and from a perspective of all disciplines within the world of alternative medicine. In doing so we will then design a treatment plan which will contain a combination of protocols that address the mind, the body, and the spirit, all in an integrative fashion so that we're treating that patient in a multiplicity of ways at the same time.

We have located a facility in Antigua, West Indies which will house our first treatment centre and which will offer outpatient services initially, and in Phase II, a limited number of inpatient rooms. We will also add a state of the art research center which will be dedicated to researching and working in collaboration with universities and independent research labs throughout the world, to find natural, non-toxic treatment protocols for the treatment of disease.

In addition, in Phase 3 we plan to establish a teaching facility, which will invite doctors and practitioners from around the world to come to the centre and learn the various treatment protocols that we are using.

SLIDE 9. BIOQUEST SUBSIDIARY COMPANIES
Batoutofhealth.com was designed to become the most comprehensive Internet portal within the field of alternative or integrative medicine. When we designed batoutofhealth we wanted it to serve two communities. One, to be a source for medical practitioners who are within a somewhat fragmented industry, with chiropractors, homeopaths, naturopaths, acupuncturists, Chinese herbalists, etc. We look to provide a certain cohesiveness that will bring these groups of practitioners together in a way that will give them comfort and will then offer them a full range of products and services, buying power, if you will. On the consumer side, we designed it specifically for individuals who are seeking, a comprehensive or complete source of information that they seek to gather about a particular topic, a particular disease, or a particular condition that they may be suffering from, and could do so from one source. Once they have initial information, we will then take them to the next plateau through a process of education, by giving them a full and complete resource of information, and to provide them with the latest in research in that particular area of interest. Finally we to provide them with the appropriate products and services which are the resultant resources suggested at the end of this education process. They can then take this information to and put it into actual practice. For example, one of those services, for people who are seriously diseased, is the BioQuest Centre for Natural and Integrative Medicine. Our focus will be divided between providing information on preventative therapies that can be used to avert disease, as well as curative therapies for those who are already in a compromised state of health.

SLIDE 10. BIOQUEST SUBSIDIARY COMPANIES
The BioQuest Seminar program is designed to provide a grass roots approach to consumers, by providing various topics which address the issues of ways in which participants can increase their overall state of health and well being. Likewise we will provide a series of seminars for people who are in a compromised state of health, who are looking at alternatives to perhaps conventional medical treatment protocols. And, as I mentioned earlier, we will provide a rich resource of continuing education topics for practitioners. These various seminar programs will be administered on a touring basis, being held in all major markets. The seminars will be given by luminaries of the alternative medical industry, relative to the topic being presented.

The BioQuest Media Resources Group will comprise all media from newspaper, newsletter, infomercials, television, cable television, and radio. Over time we will fully develop this subsidiary to cover all of those areas. On an initial basis we will take the California Sun, a regional newspaper in California, rename it, and expand it, and roll it out into 65 major markets throughout the United States. In addition, we will take a regional radio talk show called the Shoong and Chappell Show that includes a listener call in feature and syndicate it into at least a dozen major markets within the first year.

The BioQuest International Health Foundation has yet to be formed. We look to channel both charitable contributions as well as government and private grants in funding into the research of new natural treatment protocols. In addition, a portion of the funds generated will also be used to pay for treatment of a percentage of people less fortunate who are in need of treatment at the BioQuest Centre for Natural and Integrative Medicine.

SLIDE 11. MANAGEMENT TEAM
Our core management team is made up of a group of highly experienced and very talented people. I am Peter Ewens the President and CEO of BioQuest. I look to provide the vision and guidance for realization of this long-standing dream of mine.

Roger Miller has spent the past 20 years developing a highly successful tax and accounting practice in both Washington, D.C. and Naples, Florida markets. Mr. Miller brings over 40 years of experience in accounting, tax law and tax and financial planning to BioQuest.

Dr. James Chappell has spent 30 years treating thousands of patients using only natural, non-toxic therapeutic protocols. Dr. Chappell teaches patients how to heal themselves using the techniques he has developed over the past 3 decades. He works with those individuals whose desire it is to increase their overall sense of health and well being. He teaches them the methods and techniques they can use to avert disease.

Nicole Shoong developed The California Sun newspaper from a concept. Today it is one of the few real "truth journalism" tabloids in the marketplace. BioQuest, with Nicole's vision, will develop The California Sun (to be renamed) into a national publication focusing on little known and newsworthy expose`s and articles dealing with health, the environment and healing.

Kevin Alexander brings s unique combination of backgrounds to BioQuest with health care administration and marketing being primary. Kevin is responsible for the overall marketing of BioQuest, in first establishing a "community" and then building a "brand" on that foundation.

Kirk Cizerle is a talented young man who brings a broad and deep background in technology. As Chief Technology Officer, Kirk is responsible not only for the build out and technical development of www.batoutofhealth.com, but the entire technical interface between subsidiary companies as well.

SLIDE 12. BIOQUEST DPO STRATEGY
BioQuest is the first company to do a self-underwritten Initial Public Offering, over the Internet and using the Dutch Auction technology.

The process involves investors like yourself, being invited via banners, email, press releases, personal invitations, etc. to the www.bioquestipo.com website where you can register, view the prospectus and then bid on shares of the company's stock.

SLIDE 13. BIOQUEST DPO STRATEGY
The minimum bid price is $10 and the maximum $14. An investor can bid on as few as one share, up to 10% of the total 1 million shares for sale.

SLIDE 14. BIOQUEST DPO STRATEGY
The offering may be held open for up to 120 days. All bidders send their money in to an escrow agent via certified check or money order or may wire funds directly from a bank or brokerage account. Also, bids may be cancelled at anytime up to the close of the Auction.

SLIDE 15. INVESTMENT CONSIDERATIONS
In closing, allow me to highlight what I feel are the most important considerations in making this investment:

BioQuest fills a major void in the marketplace by serving as the most comprehensive source of information, resources and services on medical alternatives for the consumer.

A large consumer base/market size exists with over 80 million baby boomers in the U.S. alone, a segment of the population, which is increasingly exploring alternative medicine.

Finally, our unique strategy as the first self-underwritten Direct Public Offering using the Dutch Auction process allowing investors to have an equal chance to buy from 1 share to 10% of the offering.

CLOSING.
We appreciate your interest in BioQuest International and welcome you to our Direct Public Offering. Please feel free to contact BioQuest with any questions you may have. Contact information is available in the "Contact Us" section of the website, and we will be more than happy to assist you within the guidance of the SEC.

Please accept my sincerest thanks for your time, attention and consideration of this investment.

                                  COVER LETTER/
                          EMAIL TO POTENTIAL INVESTORS
                          ----------------------------

               Draft Cover Letter / E-mail to Potential Investors



                             _________________, 200_


Name of Potential Investor
Address 1 of Potential Investor
Address 2 of Potential Investor
City, State, Zip



         OR



E-mail Address & Subject Line: "BioQuest International"


Dear ___________________:

We appreciate your interest in BioQuest International, Inc.

Investor kit materials are attached for your review and use.

Please don't hesitate to contact us if we may be of further assistance and be sure to visit us online to access the full prospectus and bid at www.bioquestipo.com.

Sincerely,


Peter J. Ewens, CEO
BioQuest International, Inc.

                   BIOQUEST INTERNATIONAL COMPANY FACT SHEET
                   -----------------------------------------

BioQuest International Company Fact Sheet                [BioQuest Logo Graphic]
--------------------------------------------------------------------------------

WHAT IS BIOQUEST INTERNATIONAL?
BioQuest International Inc. was founded in November 1999 to capitalize on the growing need for a one-stop source for alternative/ integrative medicine. By aggregating comprehensive information and resources on this subject, the company seeks to establish itself as the primary educational vehicle that will enable the public to access information on this rapidly growing sector. Initially, the broad range of resources will include a treatment clinic, seminar programs and an Internet portal. In pursuit of its goal, the company plans to acquire products and services that have established a presence in alternative/ integrative medicine so that it can build the most comprehensive community and brand.

WHAT ARE BIOQUEST'S SUBSIDIARIES?
  * BioQuest Centre for Natural and Integrative Medicine will be dedicated to the administration of efficacious, natural and integrative treatment of patients from around the world who are afflicted with various diseases. Starting in 2002, the Antigua facility will house a treatment clinic offering outpatient services, a limited number of inpatient rooms and a state- of-the-art research center devoted to finding new, effective non-toxic treatments for curing a wide variety of diseases and illnesses.

  * www.Batoutofhealth.com is designed to become the most comprehensive Internet portal within the field of alternative medicine. This will be the source for medical practitioners, consumers and companies seeking information, education, research, products and services related to health and the well being of individuals. The portal will focus on providing information on preventative therapies that can help to avert disease as well as curative protocols to reverse or inhibit existing disease and illness.

  * BioQuest Seminar Program is being established to provide a grass roots approach to educating the general public about ways in which they can increase their overall state of health and well being.

  * BioQuest Media Resources Group will support each of the operating BioQuest subsidiaries through the use of and promotion through traditional media and new media resources.

  * BioQuest International Health Foundation will be formed as a non-profit organization that will channel private charitable contributions and government grants and funding into the research of new treatment protocols, as well as providing treatment to a group of patients that are financially less fortunate.

WHAT IS BIOQUEST'S IPO STRATEGY?
BioQuest International's IPO strategy is to target and drive individual investors to the BioQuest International Website through online advertising and e-mails to potential investors. In the Dutch Auction process, bidding for shares takes place over a period of time, with a set minimum and maximum bid price. When sufficient bids have been received, the actual purchase price is determined by the lowest price at which all shares offered have been allocated. Then, all successful bidders receive their shares at that price. BioQuest International, Inc. will offer 1 million shares on an all-or-nothing basis with a minimum bid price at $10.00 and the maximum at $14.00.

ALTERNATIVE MEDICINE MARKET:
A recent survey of 2,049 respondents conducted by Harvard Medical School and published in the Annals of Internal Medicine, found that 7 in 10 people under age 40 have tried alternative or complementary care. Harvard values the alternative medicine industry at $30 billion a year.

Principals:
   Peter Ewens- CEO and President
   Roger Miller, CPA-Chief Financial Officer and Secretary
   Dr. James Chappell, D.C, N.D., Ph.D., M.H.- Vice President of Medical and
       Scientific Technology
   Nicole Shoong- President of BioQuest Media Resources Group
-------------------------------
This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state. Such offer may only be made pursuant to a prospectus which includes, among other material disclosures, risk factors pertinent to this offering.

                                  INVESTOR Q&A
                                  ------------

Investor Q&A                                     [BioQuest Logo Graphic]
--------------------------------------------------------------------------------

WHAT IS BIOQUEST INTERNATIONAL?
BioQuest International Inc., was founded in November 1999, to capitalize on the growing need for a one-stop source for alternative/ integrative medicine. By aggregating comprehensive information and resources on this subject, the company seeks to establish itself as the primary educational vehicle that will enable the public to access information on this rapidly growing sector. Initially, the broad range of resources will include a treatment clinic, seminar programs and an Internet portal. In pursuit of its goal, the company also plans to acquire products and services that have established a presence in alternative/ integrative medicine so that it can build the most comprehensive community and brand within this space.

WHAT IS BIOQUEST'S STRATEGY FOR GOING PUBLIC?
BioQuest International is conducting a self-underwritten Direct Public Offering
(DPO) using the Dutch Auction process. BioQuest (www.bioquestipo.com) will be the first company to implement a self-underwritten Dutch Auction offering over the Internet.

WHAT IS A SELF-UNDERWRITTEN DIRECT PUBLIC OFFERING? A self-underwritten DPO is when a company files to go public itself without the use of a traditional underwriter.

WHAT IS A DUTCH AUCTION IPO? This is a system that enables all potential investors in an IPO to make a bid at the price they are willing to pay for the stock in the aftermarket. The price for the IPO is set at the price of the lowest bid price that sells all of the allotted shares. All shares are then priced at that price. The investors are allocated their shares by filling the highest bid first and then in descending bid price order.

HOW DOES THE BIDDING PROCESS WORK? You place a bid on the IPO for the price you feel comfortable paying in the aftermarket and which will be high enough to insure that you are a "successful bidder".

WHAT INFORMATION SHOULD I REVIEW ABOUT BIOQUEST? You will be given the opportunity to access BioQuest's Prospectus before placing a bid. This prospectus includes, among other material disclosures, risk factors pertinent to this offering. The prospectus is available to you online at www.bioquestipo.com or you may go to the "Contact Us" section of the Website and request a hard copy be sent to you by mail.

HOW LONG WILL THE AUCTION BE OPEN? The Auction is subject to close as determined by the Dutch Auction technology being used. Specifically, the technology will allow the offering to remain open as long as bids demonstrate an upward trend and 120 days have not terminated since the commencement of the offering.

WHAT IS THE MINIMUM NUMBER OF SHARES I CAN BUY? There is no minimum number of shares that a prospective bidder has to buy. You can buy one share to a maximum of 10% (100,000 shares) of the 1,000,000 share offering.

HOW DO I PAY FOR THE SHARES I BID ON IN THE DPO? You can pay for the shares you bid on in the DPO in one of two ways: Send in a certified check or money order for the amount due, or wire funds directly from your bank or brokerage account. All payments are sent to and received by the Escrow Agent. All of this information is available as part of the bidding process on www.bioquestipo.com.

CAN I CHANGE OR CANCEL A BID? You can cancel your bid at anytime prior to the closing of the auction by going to the "My Bids" section of the Website, clicking on the company's name beside the bid's Unique Bid Number and following the prompt instructions to cancel your bid. In addition, bidders will have one final opportunity to cancel their bids just prior to the close of the auction.

CAN I SUBMIT MORE THAN ONE BID? Yes. You can submit as many bids as you would like. Please remember that you can only bid for up to 10% of the entire BioQuest offering. Therefore, the total shares of all your bids may not exceed 100,000 BioQuest shares.

WHAT HAPPENS IF I BID FOR THE BIOQUEST DPO AND I GET OUTBID, OR THE OFFERING IS WITHDRAWN? If you were outbid or the offering does not go public, all monies paid will be returned to you by check from the Escrow Agent at the end of the auction. You will be reimbursed by check from the Escrow Agent within two weeks of the close of the auction or withdrawal of the offering.

WHAT HAPPENS TO MY STOCK ONCE I PURCHASE IT? When you place a bid, you indicate how you want the Transfer Agent to deliver your shares. They may either be held with the Transfer Agent or transferred to your brokerage account

WHEN CAN I TRADE THE STOCK? Shares are anticipated to begin trading on the NASDAQ Bulletin Board within several weeks after the close of this Auction if this 1,000,000-share offering is successful.

HOW IS BIOQUESTIPO.COM DIFFERENT FROM OTHER ONLINE IPO'S? BioQuest's site is different from other sites offering "online" IPO's in several ways: You can buy our stock directly from BioQuest on our site and you can pay for the DPO with a certified check/money order or wire transfer. We use a Dutch Auction technology to allocate the purchase of shares. A self-underwritten offering on our Website enables anyone who meets their state's suitability standards and with the requisite money to pay for his or her shares, to have an equal chance to buy from 1 share to 10% of this BioQuest offering.

                          BIZ CARD CD ROM PRESENTATION
                          ----------------------------

[This hardcopy insert will accompany each "Biz Card" presentation.]






This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state. Such offer may only be made pursuant to a prospectus which includes, among other material disclosures, risk factors pertinent to this offering.

--------------------------------------------------------------------------------


================================================================================



                             Alternative medicine is
                         the fastest growing segment of
                            the healthcare industry.







================================================================================

                                                               Replay Intro
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------


================================================================================



                              Invest in the Future
                                  of healthcare






================================================================================

                                                               Replay Intro
--------------------------------------------------------------------------------





--------------------------------------------------------------------------------


================================================================================




                               Invest in BioQuest!






================================================================================

                                                               Replay Intro
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


================================================================================
                |
                |                               |
            Q   |Why is one American            |
                |dying of cancer every Minute?  |
                |                               |
                |
                |
                |                       [Photo: food with toe tag.]
                |
                |
                |
                |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


================================================================================
                                           |
                                           |
                                           |
[Photo: Older couple with laptop.]         |
                                           |
                                           |
                                           |
                                           |
                                           |
                 |                         |
                 |   Discover the truth.   |    A
                 |                         |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


================================================================================
                |
                |                                     |
            Q   |Chemotherapy?  Radiation?  Surgery?  |
                |                                     |
                |
                |
                |
                |                       [Photo: Female Chemotherapy Patient.]
                |
                |
                |
                |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


================================================================================
                                           |
                                           |
                                           |
[Photo: Female accupunture patient.]       |
                                           |
                                           |
                                           |
                                           |
                                           |
             |                             |
             |   There are alternatives.   |    A
             |                             |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


================================================================================
                |
                |                             |
            Q   |Aids?  Diabetes?  MS?        |
                |                             |
                |
                |
                |
                |                       [Photo: Test tubes.]
                |
                |
                |
                |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------


================================================================================
                                           |
                                           |
                                           |
                                           |
       [Photo: Assorted herbs.]            |
                                           |
                                           |
                                           |
                                           |
     |                                     |
     |   Nature may provide the answers.   |    A
     |                                     |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


================================================================================
                |
                |                               |
            Q   |Immuniation?  Hyperactivity?   |
                |                               |
                |
                |
                |
                |                       [Photo: Baby.]
                |
                |
                |
                |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


================================================================================
                                           |
                                           |
                                           |
                                           |
                                           |
              [Photo: Mother with child.]  |
                                           |
                                           |
                                           |
                     |                     |
                     |   Check the facts   |    A
                     |                     |
                                           |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


================================================================================
                |
                |                                 |
            Q   |  Pain for the rest of my life?  |
                |                                 |
                |
                |
                |
                |   [Photo: person holding temples.]
                |
                |
                |
                |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


================================================================================
                                           |
                                           |
                                           |
                                           |
                                           |
  [Photo: Older couple walking on beach.]  |
                                           |
                                           |
              |                            |
              |   You can live pain free.  |  A
              |                            |
                                           |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


================================================================================
                |
                |                         |
            Q   |  Drugs?  Side Effects?  |
                |                         |
                |
                |
                |
                |   [Photo: Pill bottle with pills spilling out.]
                |
                |
                |
                |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


================================================================================
                                           |
                                           |
                                           |
                                           |
                                           |
 [Photo: Two women talking in an office.]  |
                                           |
                                           |
  |                                        |
  |   Consider the Risks and Alternatives. |    A
  |                                        |
                                           |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


================================================================================
                |
                |                                 |
            Q   |  Genetically Altered foods?     |
                |  Toxic chemicals?               |
                |                                 |
                |
                |
                |
                |   [Photo: Tractor spraying crops with chemicals.]
                |
                |
                |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


================================================================================
                                           |
                                           |
                                           |
                                           |
                 [Photo: Plate of fruit.]  |
                                           |
                                           |
                                           |
                |                          |
                |   Look at the research.  |    A
                |                          |
                                           |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


================================================================================
                |
                |                               |
            Q   |  Are you reading to invest    |
                |  in the future of healthcare  |
                |                               |
                |
                |
                |
                |   [Photo: Rock climber with arms up on top of hill/mountain.]
                |
                |
                |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


================================================================================
                                           |
                                           |    FACT
                                           |    --------------------------------
  [BioQuest Logo]                          |    In 1999 Americans made
                                           |    over 425 million visits to
                                           |    Complementary and
                                           |    Alternative Medical,
                                           |    (CAM), practitioners.
                                           |    Today it's estimated that 2
                                           |    out of 3 Americans use
          =>   Learn More about BioQuest!  |    some form of Natural or
                =>  Invest in BioQuest!    |    Alternative medicine
                                           |                            \/
================================================================================

                                                               Replay Intro
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


================================================================================
                                           |
                                           |    FACT
                                           |    --------------------------------
  [BioQuest Logo]                          |    The "Lifestyles of Health
                                           |    and Sustainability"
                                           |    Industry was estimated to
                                           |    be a $230 billion market in
                                           |    the year 2000.
                                           |
                                           |
          =>   Learn More about BioQuest!  |
                =>  Invest in BioQuest!    |
                                           |                            \/
================================================================================

                                                               Replay Intro
--------------------------------------------------------------------------------

                          BIZ CARD CD ROM PRESENTATION
                          ----------------------------

[This hardcopy insert will accompany each "Biz Card" presentation.]






This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state. Such offer may only be made pursuant to a prospectus which includes, among other material disclosures, risk factors pertinent to this offering.

--------------------------------------------------------------------------------


================================================================================



                             Alternative medicine is
                         the fastest growing segment of
                            the healthcare industry.







================================================================================

                                                               Replay Intro
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------


================================================================================



                              Invest in the Future
                                  of healthcare






================================================================================

                                                               Replay Intro
--------------------------------------------------------------------------------





--------------------------------------------------------------------------------


================================================================================




                               Invest in BioQuest!






================================================================================

                                                               Replay Intro
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


================================================================================
                |
                |                               |
            Q   |Why is one American            |
                |dying of cancer every Minute?  |
                |                               |
                |
                |
                |                       [Photo: food with toe tag.]
                |
                |
                |
                |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


================================================================================
                                           |
                                           |
                                           |
[Photo: Older couple with laptop.]         |
                                           |
                                           |
                                           |
                                           |
                                           |
                 |                         |
                 |   Discover the truth.   |    A
                 |                         |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


================================================================================
                |
                |                                     |
            Q   |Chemotherapy?  Radiation?  Surgery?  |
                |                                     |
                |
                |
                |
                |                       [Photo: Female Chemotherapy Patient.]
                |
                |
                |
                |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


================================================================================
                                           |
                                           |
                                           |
[Photo: Female accupunture patient.]       |
                                           |
                                           |
                                           |
                                           |
                                           |
             |                             |
             |   There are alternatives.   |    A
             |                             |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


================================================================================
                |
                |                             |
            Q   |Aids?  Diabetes?  MS?        |
                |                             |
                |
                |
                |
                |                       [Photo: Test tubes.]
                |
                |
                |
                |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------


================================================================================
                                           |
                                           |
                                           |
                                           |
       [Photo: Assorted herbs.]            |
                                           |
                                           |
                                           |
                                           |
     |                                     |
     |   Nature may provide the answers.   |    A
     |                                     |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


================================================================================
                |
                |                               |
            Q   |Immuniation?  Hyperactivity?   |
                |                               |
                |
                |
                |
                |                       [Photo: Baby.]
                |
                |
                |
                |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


================================================================================
                                           |
                                           |
                                           |
                                           |
                                           |
              [Photo: Mother with child.]  |
                                           |
                                           |
                                           |
                     |                     |
                     |   Check the facts   |    A
                     |                     |
                                           |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


================================================================================
                |
                |                                 |
            Q   |  Pain for the rest of my life?  |
                |                                 |
                |
                |
                |
                |   [Photo: person holding temples.]
                |
                |
                |
                |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


================================================================================
                                           |
                                           |
                                           |
                                           |
                                           |
  [Photo: Older couple walking on beach.]  |
                                           |
                                           |
              |                            |
              |   You can live pain free.  |  A
              |                            |
                                           |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


================================================================================
                |
                |                         |
            Q   |  Drugs?  Side Effects?  |
                |                         |
                |
                |
                |
                |   [Photo: Pill bottle with pills spilling out.]
                |
                |
                |
                |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


================================================================================
                                           |
                                           |
                                           |
                                           |
                                           |
 [Photo: Two women talking in an office.]  |
                                           |
                                           |
  |                                        |
  |   Consider the Risks and Alternatives. |    A
  |                                        |
                                           |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


================================================================================
                |
                |                                 |
            Q   |  Genetically Altered foods?     |
                |  Toxic chemicals?               |
                |                                 |
                |
                |
                |
                |   [Photo: Tractor spraying crops with chemicals.]
                |
                |
                |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


================================================================================
                                           |
                                           |
                                           |
                                           |
                 [Photo: Plate of fruit.]  |
                                           |
                                           |
                                           |
                |                          |
                |   Look at the research.  |    A
                |                          |
                                           |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


================================================================================
                |
                |                               |
            Q   |  Are you reading to invest    |
                |  in the future of healthcare  |
                |                               |
                |
                |
                |
                |   [Photo: Rock climber with arms up on top of hill/mountain.]
                |
                |
                |
================================================================================

                                                               Skip Intro
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


================================================================================
                                           |
                                           |    FACT
                                           |    --------------------------------
  [BioQuest Logo]                          |    In 1999 Americans made
                                           |    over 425 million visits to
                                           |    Complementary and
                                           |    Alternative Medical,
                                           |    (CAM), practitioners.
                                           |    Today it's estimated that 2
                                           |    out of 3 Americans use
          =>   Learn More about BioQuest!  |    some form of Natural or
                =>  Invest in BioQuest!    |    Alternative medicine
                                           |                            \/
================================================================================

                                                               Replay Intro
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------


================================================================================
                                           |
                                           |    FACT
                                           |    --------------------------------
  [BioQuest Logo]                          |    The "Lifestyles of Health
                                           |    and Sustainability"
                                           |    Industry was estimated to
                                           |    be a $230 billion market in
                                           |    the year 2000.
                                           |
                                           |
          =>   Learn More about BioQuest!  |
                =>  Invest in BioQuest!    |
                                           |                            \/
================================================================================

                                                               Replay Intro
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------



================================================================================
                                           |
                                           |    FACT
                                           |    --------------------------------
  [BioQuest Logo]                          |    In December of 2000 it
                                           |    was repiorted that
                                           |    "Healthcare" funds were
                                           |    up nearly 50%for tye year
                                           |    versus a decline of nearly
                                           |    3% for the average stock
                                           |    fund.
          =>   Learn More about BioQuest!  |
                =>  Invest in BioQuest!    |
                                           |                            \/
================================================================================

                                                               Replay Intro
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



================================================================================
                                           |
                                           |    FACT
                                           |    --------------------------------
  [BioQuest Logo]                          |    In December of 2000 it
                                           |    was repiorted that
                                           |    "Healthcare" funds were
                                           |    up nearly 50%for tye year
                                           |    versus a decline of nearly
                                           |    3% for the average stock
                                           |    fund.
          =>   Learn More about BioQuest!  |
                =>  Invest in BioQuest!    |
                                           |                            \/
================================================================================

                                                               Replay Intro
--------------------------------------------------------------------------------

                               MEDIA RESPONSE Q&A
                               ------------------

Media Response Q&A                              [BioQuest Logo Graphic]
--------------------------------------------------------------------------------

WHAT IS BIOQUEST INTERNATIONAL?
BioQuest International Inc., was founded in November 1999, to capitalize on the growing need for a one-stop source for alternative/ integrative medicine. By aggregating comprehensive information and resources on this subject, the company seeks to establish itself as the primary educational vehicle that will enable the public to access information on this rapidly growing sector. Initially, the broad range of resources will include a treatment clinic, seminar programs and an Internet portal. In pursuit of its goal, the company plans to acquire products and services that have established a presence in alternative/ integrative medicine so that it can build the most comprehensive community and brand.

WHAT ARE BIOQUEST'S SUBSIDIARIES?
 * BioQuest Centre for Natural and Integrative Medicine will be dedicated to the administration of efficacious, natural and integrative treatment of patients from around the world who are afflicted with various diseases. Starting in 2002, the Antigua facility will house a treatment clinic offering outpatient services, a limited number of inpatient rooms and a state- of-the-art research center devoted to finding new, effective non-toxic treatments for curing a wide variety of diseases and illnesses.

 * www.Batoutofhealth.com is designed to become the most comprehensive Internet portal within the field of alternative medicine. This will be the source for medical practitioners, consumers and companies seeking information, education, research, products and services related to health and the well being of individuals. The portal will focus on providing information on preventative therapies that can help to avert disease as well as curative protocols to reverse or inhibit existing disease and illness.

 * BioQuest Seminar Program is being established to provide a grass roots approach to educating the general public about ways in which they can increase their overall state of health and well being.

 *   BioQuest Media Resources Group will support each of the operating
     BioQuest subsidiaries through the use of and promotion through traditional media and new media resources.

 * BioQuest International Health Foundation will be formed as a non-profit organization that will channel private charitable contributions and government grants and funding into the research of new treatment protocols, as well as providing treatment to a group of patients that are financially less fortunate.

WHAT IS BIOQUEST'S IPO STRATEGY?
BioQuest International's IPO strategy is to target and drive individual investors to the BioQuest International website through online advertising and e-mails to potential investors. In the Dutch Auction process, bidding for shares takes place over a period of time, with a set minimum and maximum bid price. When sufficient bids have been received, the actual purchase price is determined by the lowest price at which all shares offered have been allocated. Then, all successful bidders receive their shares at that price. BioQuest International, Inc. will offer 1 million shares on an all-or-nothing basis with a minimum bid price at $10.00 and the maximum at $14.00.

Our shares are not currently listed on any exchange or market. However, upon successful conclusion of a Dutch Auction offering, our shares are expected to be listed on the NASDAQ Bulletin Board (assuming as we do that the 1,000,000 shares offering is achieved).

WHAT OTHER COMPANIES HAVE USED THIS METHOD TO GO PUBLIC? HAVE THEY BEEN SUCCESSFUL?
A number of other companies have been successful in completing an online IPO through a traditional underwriter, but none have completed a self-underwritten IPO using the Dutch Auction technology. BioQuest International is conducting the first ever self-underwritten Direct Public Offering (DPO) using the Dutch Auction process over the Internet.


-------------------------------
This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state. Such offer may only be made pursuant to a prospectus which includes, among other material disclosures, risk factors pertinent to this offering.

WHAT HAPPENS IF THIS OFFERING FAILS?
If you were outbid; if the offering is withdrawn or if the offering does not go public, you will be reimbursed all monies by check from the Escrow Agent within two weeks of the close of auction or withdrawal of the offering.

ARE MARKET CONDITIONS FAVORABLE FOR THIS TYPE OF A VENTURE?
We believe we are in a fertile market for our services as indicated by the following:

 * A very large consumer base/market size exists with over 80 million baby boomers in the U.S. alone, a segment of the population which is increasingly concerned with slowing the aging process, preventing disease, optimizing health and improving their overall quality of life as they approach or enter mid-life.

 * Today, 45% of all Americans take vitamins, supplements, herbal products or dietary aids on a daily basis, with an additional 23% who do so several times per week. This popularity is feeding the $11.5 billion supplement business.

 * A pendulous shift from conventional medical care and practices to alternative therapies and treatments has taken place within the past decade. In 1997, Americans made 600 million visits to alternative medical practitioners, eclipsing visits made to their conventional primary care physicians. They also spent $27 billion out of pocket on alternative care, compared to $29 billion in non-reimbursed physicians' services.

 * Today there are over 40 million Internet users in the U. S. alone, with that number expected to grow exponentially over the next decade. It is estimated that 50% of Internet users are currently shopping on-line, with 53% of these being women. It is further estimated that by 2004, on-line shopping will reach $3.2 trillion.

IS OVERALL INTEREST GROWING IN THE ALTERNATIVE CARE INDUSTRY?
The field of alternative/complementary/integrative medicine is a field that has grown exponentially, and interest is expected to continue over the next 10-20 years. This is fueled by a number of factors, including the emergence of HMOs that have helped to erode the one-on-one patient/doctor relationships of generations past. Another contributing factor is the evolution of a well informed and better-educated consumer, many of whom mistrust the potential side effects of chemically based drugs.

WHAT IS THE COMPANY'S OVERALL MISSION?
Our mission is to fill a major void in the marketplace by becoming the most comprehensive source of information, resources and services on medical alternatives for practitioners, consumers and related businesses.

WHAT IS YOUR BUSINESS MODEL?
BioQuest International's business model is creating, establishing, acquiring, building and developing various subsidiary companies, all allied and working synergistically within the alternative/integrative medical field. Additionally, as we establish and grow our community and build our brand we will derive revenue and profits from each of our business subsidiaries, as we drive customers and business to them.

Our business subsidiaries are planned to include, but are not limited to, wellness retreat centers, alternative medical publications, direct mail nutritional supplement marketing companies, nutritional supplement manufacturing operations and a strategic alliance with a major health insurance carrier for the purposes of underwriting an alternative health only major medical insurance plan.

HOW WILL YOU DRIVE USERS TO YOUR WEBSITE?
We will employ strategies designed to identify and drive users to our site by purchasing keywords, by the placement of banner ads with hyper-links to our site, on key portals and service providers, register on all major search engines, e-mail ads sent to highly targeted lists of alternative medical, natural health and health and fitness advocates. In addition we will incorporate, on a highly selective basis, offline-advertising venues such as health-related periodicals and newspapers.

WHAT IS YOUR TARGET CONSUMER AUDIENCE?
Our target consumer market are individuals residing in North America, primarily female 35-54 year olds who are actively concerned about health and use the Internet several times per week. This group exists in the upper 50% of socio-economic demographics and has a minimum of a high school education, with more than 70% having some college education and 35% having earned degrees. Our target business market is chiropractors, naturopaths, acupuncturists, homeopaths, osteopaths, herbalists, body workers, spiritualists and manufacturers and distributors of nutraceuticals, equipment and products.

WHAT IS YOUR TARGET INVESTOR AUDIENCE?
Our targeted investor audiences are alternative health enthusiasts, practitioners, suppliers and providers along with individual online retail investors who will have the opportunity to purchase shares in their first IPO, and do so over the Internet using the Dutch Auction process.

WHAT IS THE CURRENT ALTERNATIVE MEDICINE COMPETITIVE LANDSCAPE LIKE?
After extensively examining the alternative/ integrative medicine sector, BioQuest has determined that no companies have a similar business model that seeks to aggregate information and resources in as comprehensive a manner.

DOES BIOQUEST PLAN FUTURE ACQUISITIONS?
We have identified a number of synergistic business areas that fit our master business model. Initially, possible acquisitions would be in activities not currently being conducted by our existing subsidiaries.

                               BIOQUESTIPO.COM HOMEPAGE
                               ------------------------

[BioQuest Logo Graphic]                                 Help | Bid Now

Home        About Us       IPO Offering       Register        Contact Us

[Register Here]                 Welcome to the BioQuest International, Inc.
                                Direct Public Offering Website.
About BioQuestIPO.com
Gettin Started
GAQs                            This entire website is part of the BioQuest
                                prospectus that BioQuest had filed with the Securities and Exchange Commission.

                                The purpose of this site is to allow you, the individual investor, to invest directly in our company without large brokerage fees or opening a brokerage account.

                                We will conduct our self-underwritten,
                                all-or-nothing 1,000,000 share Direct Public
                                Offering (DPO) using a Dutch Auction of our registered shares on this site.

                                We invite you to learn more about BioQuest's business and plans for the future, by Registering and accessing our Prospectus.

                                To request a hard copy of the BioQuest
                                Prospectus click on Contact Us.

                                ---------------------------
  [Versign Logo]                This prospectus/IPO website shall not constitute
                                an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state. This prospectus includes, among other material disclosures, risk factors pertinent to this offering.


                    | Privacy statement | Legal Disclaimer |
             | Home | About Us | IPO Offering | Help | Contact Us |

       Copyright (c)2001 Bioquest Iternational, Inc. All rights reserved

                      TEXT OF LINKS TO ADVERTISING WEBSITES
                      -------------------------------------

Ideas for Commission Junction advertising text links:

Want to get in on your first IPO? Now you can bid for an IPO online! Go to BioQuestIPO.com NOW!

Did you miss out on the last medical IPO? Don't miss this one. Bid on shares of BioQuest today at BioQuestIPO.com.

Ever wish you could invest in an IPO? Now you can! Get in on the world's first online Dutch Auction Direct Public Offering at BioQuestIPO.com today!

Think IPOs are only for the rich? Think again! You now have a chance at getting in on an IPO. Go to BioQuestIPO.com to find out how!

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of Fairfax Station, State of Virginia, on the 9th day of January 2002.

              BioQuest International, Inc.

              By: /s/ Peter J. Ewens
              --------------------------
              Peter J. Ewens, Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in their respective capacity as officer and/or director of the Registrant on the date indicated.

Signatures/Title                                                      Date

/s/ Peter J. Ewens                                               January 9, 2002
------------------
Peter J. Ewens, Chairman
and Chief Executive Officer

/s/ Roger Miller                                                 January 9, 2002
----------------
Roger Miller, Director, Secretary, Treasurer and
Principal Financial and Accounting Officer





















                                     SB-1-2